UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       TRANSACTION NETWORK SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    89341402
                                 (CUSIP Number)


                                                    David N. Kunkel, Esq.
                                                   Executive Vice President
      Richard F. Langan, Jr., Esq.                     and General Counsel
           Nixon Peabody LLP                             PSINet Inc.
          437 Madison Avenue                       510 Huntmar Park Drive
    New York, New York  10022-7001              Herndon, Virginia  20170-5100

                                                   John J. McDonnell, III
        Jeffrey E. Jordan, Esq.                 General Counsel and Secretary
Arent Fox Kintner Plotkin & Kahn, PLLC       Transaction Network Services, Inc.
     1050 Connecticut Avenue, N.W.                1939 Roland Clarke Place
      Washington, D.C. 20036-5339                  Reston, Virginia  20191

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 22, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f), or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

-------------------------------------------------------------------------------
CUSIP NO. 89341402
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  PSINet Inc.
                  16-1353600

-----------       --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A)   /  /
                                                                   (B)   / X /

-----------       --------------------------------------------------------------

     3            SEC USE ONLY


-----------       --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

-----------       --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /

-----------       --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of New York

-----------       --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                  ----------        --------------------------------------------

                       7            SOLE VOTING POWER

                                    0

                  --------------------------------------------------------------

                       8            SHARED VOTING POWER

                                    2,004,116*

                  ----------        --------------------------------------------

                       9            SOLE DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

                      10            SHARED DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                  2,241,669*

-----------       --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /


--------------------------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.7%

-----------       --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  CO

-----------       --------------------------------------------------------------

**PSINet Inc., William L. Schrader and Harold S. Wills were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Transaction Network Services, Inc. ("TNI") with respect to certain matters relating to the merger of TNI with and into a wholly-owned subsidiary of PSINet Inc. Includes 237,553 shares that the TNI Filing Stockholders have the right to acquire through the exercise of stock options held by the TNI Filing Stockholders.

--------------------------------------------------------------------------------
CUSIP NO. 89341402
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  William L. Schrader

-----------       --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (A)   /  /
                                                               (B)   / X /

-----------       --------------------------------------------------------------

     3            SEC USE ONLY


--------------------------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

--------------------------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)             /  /

--------------------------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                  ----------        --------------------------------------------

                       7            SOLE VOTING POWER

                                    0

                  ----------        -------------------------------------------

                       8            SHARED VOTING POWER

                                    2,004,116*

                  ----------        --------------------------------------------

                       9            SOLE DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

                      10            SHARED DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                  2,241,669*

-----------       --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     /  /


----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.7%

--------------------------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

-----------       --------------------------------------------------------------

**PSINet Inc., William L. Schrader and Harold S. Wills were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Transaction Network Services, Inc. ("TNI") with respect to certain matters relating to the merger of TNI with and into a wholly-owned subsidiary of PSINet Inc. Includes 237,553 shares that the TNI Filing Stockholders have the right to acquire through the exercise of stock options held by the TNI Filing Stockholders.

--------------------------------------------------------------------------------
CUSIP NO. 89341402
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Harold S. Wills

-----------       --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (A)   /  /
                                                                 (B)   / X /

-----------       --------------------------------------------------------------

     3            SEC USE ONLY


----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

-----------       --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)             /  /

-----------       --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

-----------       --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                  ----------        --------------------------------------------

                       7            SOLE VOTING POWER

                                    0

                  ----------        --------------------------------------------

                       8            SHARED VOTING POWER

                                    2,004,116*

                  ----------        --------------------------------------------

                       9            SOLE DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

                      10            SHARED DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                  2,241,669*

-----------       --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /


-----------       --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.7%

-----------       --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

-----------       --------------------------------------------------------------

**PSINet Inc., William L. Schrader and Harold S. Wills were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Transaction Network Services, Inc. ("TNI") with respect to certain matters relating to the merger of TNI with and into a wholly-owned subsidiary of PSINet Inc. Includes 237,553 shares that the TNI Filing Stockholders have the right to acquire through the exercise of stock options held by the TNI Filing Stockholders.

--------------------------------------------------------------------------------
CUSIP NO. 89341402
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  McDonnell & Associates L.P.

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (A)   /  /
                                                                 (B)   / X /

-----------       --------------------------------------------------------------

     3            SEC USE ONLY


-----------       --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

-----------       --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
-----------       -----------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

-----------       --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                  ----------        --------------------------------------------

                       7            SOLE VOTING POWER

                                    0

                  ----------        -------------------------------------------

                       8            SHARED VOTING POWER

                                    375,000

                  ----------        --------------------------------------------

                       9            SOLE DISPOSITIVE POWER

                                    375,000

                  ----------        --------------------------------------------

                      10            SHARED DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                  375,000

-----------       --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /


-----------       --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.8%

-----------       --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  PN

-----------       --------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 89341402
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  The John J. McDonnell, Jr. and Marian J. McDonnell Charitable Foundation

-----------       -------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   /  /
                                                                (B)   / X /

-----------       --------------------------------------------------------------

     3            SEC USE ONLY


-----------       --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

-----------       --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)         /  /

-----------       --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

-----------       --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                  ----------        --------------------------------------------

                       7            SOLE VOTING POWER

                                    0

                  ----------        --------------------------------------------

                       8            SHARED VOTING POWER

                                    16,500

                  ----------        --------------------------------------------

                       9            SOLE DISPOSITIVE POWER

                                    16,500

                  ---------         --------------------------------------------

                      10            SHARED DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                  16,500

-----------       --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   /  /


-----------       --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%

-----------       --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  OO

-----------       --------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 89341402
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Jurgen Manchot

-----------       --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   /  /
                                                                (B)   / X /

-----------       --------------------------------------------------------------

     3            SEC USE ONLY


-----------       --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

-----------       --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)       /  /

-----------       --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

-----------       --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                  ----------        --------------------------------------------

                       7            SOLE VOTING POWER

                                    0

                  ----------        --------------------------------------------

                       8            SHARED VOTING POWER

                                    707,800

                  ----------        --------------------------------------------

                       9            SOLE DISPOSITIVE POWER

                                    735,300

                  -----------       --------------------------------------------

                      10            SHARED DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                  735,300

-----------       --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  / /


----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%

-----------       --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

-----------       --------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 89341402
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  William N. Melton

-----------       --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   /  /
                                                                (B)   / X /

----------        --------------------------------------------------------------

     3            SEC USE ONLY


-----------       --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

-----------       --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)    /  /

-----------       --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                  ----------        --------------------------------------------

                       7            SOLE VOTING POWER

                                    0

                  ----------        --------------------------------------------

                       8            SHARED VOTING POWER

                                    710,000

                  ----------        --------------------------------------------

                       9            SOLE DISPOSITIVE POWER

                                    737,500

                  ----------        --------------------------------------------

                      10            SHARED DISPOSITIVE POWER

                                    0

                  ----------        --------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                  737,500

-----------       --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /


-----------       --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%

-----------       --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

-----------       --------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 89341402
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  John J. McDonnell, Jr.
----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (A)   /  /
                                                                  (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO
----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                  ----------        --------------------------------------------

                       7            SOLE VOTING POWER

                                    0
                  ----------        --------------------------------------------

                       8            SHARED VOTING POWER

                                    586,316
                  ----------        --------------------------------------------

                       9            SOLE DISPOSITIVE POWER

                                    377,369
                  ----------        --------------------------------------------

                      10            SHARED DISPOSITIVE POWER

                                    391,500
                  ----------        --------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                  768,869*
----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.8%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN
----------        --------------------------------------------------------------
* Mr. McDonnell disclaims beneficial ownership of the 16,500 shares of Common Stock held by The John J. McDonnell, Jr. and Marion J. McDonnell Charitable Foundation.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to shares of the Common Stock, par value $.01 per share ("Common Stock") of Transaction Network Services, Inc. (the "Issuer" or "TNI"). The Issuer's principal executive office is located at 1939 Roland Clarke Place, Reston, Virginia 20191-1406.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by (a) PSINet Inc., William L Schrader, Chairman and Chief Executive Officer of PSINet Inc. and Harold S. Wills, President and Chief Operating Officer of PSINet Inc. and (b) Jurgen Manchot, William N. Melton, John J. McDonnell, Jr., the John J. McDonnell, Jr. and Marian
J. McDonnell Charitable Foundation, and McDonnell & Associates L.P. (collectively, the "TNI Filing Stockholders") in connection with (i) an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 22, 1999, by and among PSINet Inc., its wholly owned subsidiary PSINet Shelf I Inc., and TNI, and (ii) the Stockholders' Voting and Proxy Agreement (the "Stockholders' Agreement") among PSINet Inc., PSINet Shelf I Inc. and the TNI Filing Stockholders, dated as of August 22, 1999, which grants each of PSINet Inc. and William L. Schrader and Harold S. Wills in their respective capacities as officers of PSINet Inc. (collectively, the "PSINet Proxyholders") the right, as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the TNI Filing Stockholders, to vote such Stockholders' shares of Common Stock or grant any consent or approval with respect to such Stockholders' shares of Common Stock under certain circumstances described below. The Merger Agreement is incorporated by reference as an exhibit to this
Schedule 13D. The Stockholders' Agreement is filed as an exhibit to and is incorporated by reference in this Schedule 13D.

         PSINet Inc. is organized as a corporation under the laws of the State of New York, and its principal business address is 510 Huntmar Park Drive, Herndon, Virginia 20170. PSINet Inc. is a global facilities-based Internet Protocol (IP) data communications carrier focused on the business marketplace. The names, business addresses, principal occupations and citizenship of the directors and executive officers of PSINet Inc. are set forth in Annex A hereto and are incorporated herein by reference.

         Certain additional information regarding the individual PSINet Proxyholders and the TNI Filing Stockholders is set forth below:



Name                     Business or                   Occupation, Employer;        Citizenship or
                         Residence Address             Business and Address          Jurisdiction
-----                    ------------------            ----------------------       ----------------


1. William L. Schrader   510 Huntmar Park Drive        Chairman and Chief           United States
                         Herndon, VA 20170             Executive Officer
                                                       PSINet Inc.
                                                       510 Huntmar Park Drive
                                                       Herndon, VA 20170
                                                       An independent
                                                       facilities-based
                                                       commercial ISP

2. Harold S. Wills       510 Huntmar Park Drive        President,                   United States
                         Herndon, VA 20170             Chief Operating Officer
                                                       PSINet Inc.
                                                       510 Huntmar Park Drive
                                                       Herndon, VA 20170
                                                       An independent
                                                       facilities-based
                                                       commercial ISP

3. John J. McDonnell, Jr. 1939 Roland Clarke Place     President and                United States
                           Reston, VA 20191            Chief Executive Officer
                                                       Transaction Network
                                                         Services, Inc.
                                                       1939 Roland Clarke
                                                       Place Reston, VA 20191
                                                       Provides data
                                                       communications
                                                       services



                                                       for transaction-oriented
                                                       applications

4.   William N. Melton   2086 Hunters Crest Way        Chairman and
                         Vienna, VA 22182              Chief Executive Officer
                                                       CyberCash, Inc.
                                                       2100 Reston Parkway
                                                       Reston, VA 20919
                                                       Provides software
                                                       products and services
                                                       allowing merchants,
                                                       billers, financial
                                                       institutions and
                                                       consumers to conduct
                                                       secure transactions
                                                       and other e-commerce
                                                       functions

5. Jurgen Manchot        Kraumenshausweg 3             Private Investor             Germany
                         D-40822 Mettmann
                         Germany

6. McDonnell &           8401 Brookewood Court         Investment management        Virginia
   Associates L.P.       McLean, VA  22102

McDonnell Holdings,        Same                        Investment management        Virginia
Inc., sole general partner
of McDonnell & Associates, L.P.

John J. McDonnell, Jr.   Same                          President and director       United States
                                                       of McDonnell
                                                       Holdings, Inc.

Marian J. McDonnell      Same                          Vice President and           United States
(wife of John J.                                       director of McDonnell
McDonnell, Jr.)                                        Holdings, Inc.

7. The John J.           8401 Brookewood Court         Philanthropy                 Virginia
McDonnell, Jr.           McLean, VA  22101
and Marian J.
McDonnell Charitable
Foundation

John J. McDonnell, Jr.   Same                          Director, President          United States
                                                       and Treasurer

Marian J. McDonnell      Same                          Director, Vice               United States
                                                       President and Secretary


         None of (a) the individual PSINet Proxyholders, (b) the individual TNI Filing Stockholders, (c) PSINet Inc., its directors or executive officers, or
(d) the entities that are TNI Filing Stockholders, their directors, executive officers, or general partners has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In consideration of and as a condition to PSINet Inc. entering into the Merger Agreement, PSINet Inc. and William L. Schrader and Harold S. Wills have each been appointed proxy and attorney-in-fact to vote the shares of TNI Common Stock owned by the TNI Filing Stockholders as of August 22, 1999 and which may be acquired pursuant to outstanding options as of such date, and have been granted certain other rights under the Stockholders' Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On August 22, 1999, PSINet Inc., PSINet Shelf I Inc. and TNI entered into the Merger Agreement pursuant to which TNI will merge with and into PSINet Shelf I Inc. Upon consummation of the merger, the directors and officers of PSINet Shelf I Inc. immediately prior to the merger will be the directors and officers of the surviving corporation after the merger, the separate existence of TNI will cease, and all of the outstanding shares of the surviving corporation will be held by PSINet Inc. The aggregate purchase price payable by PSINet Inc. consists of approximately $351 million in cash and 7.8 million shares of PSINet Inc. common stock, assuming all of the outstanding options for TNI Common Stock are exercised prior to the merger. For each share of TNI Common Stock, TNI Stockholders may elect to receive cash consideration of $45, a share of PSINet Inc. common stock, or a combination of cash and stock, subject to certain limitations. Completion of the merger is subject to customary conditions, including the approval by TNI Stockholders and regulatory approvals. The Merger Agreement may be terminated under certain circumstances including if
(a) TNI does not obtain the required stockholder approval, (b) the merger is not consummated by February 29, 2000, or (c) TNI receives and its board of directors approves a proposal to acquire more than 50% of TNI's common stock or all or substantially all of TNI's assets, which TNI's board concludes is materially more favorable to TNI's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, subject to certain conditions and limitations. The terms of the Merger Agreement are incorporated herein by reference.

         PSINet Inc., PSINet Shelf I Inc. and the TNI Filing Stockholders entered into the Stockholders' Agreement as a condition of PSINet Inc. entering into the Merger Agreement. Pursuant to the terms of the Stockholders' Agreement, the TNI Filing Stockholders have each agreed that at any meeting of stockholders of TNI, however called, or any action by written consent of the stockholders of TNI in lieu of a meeting, the TNI Filing Stockholders will vote all of their shares of TNI Common Stock: (i) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the "Merger Proposal"), (ii) against any merger agreement or merger (other than the merger contemplated by the Merger Agreement), consolidation, combination, share exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by TNI, and (iii) against any amendment to TNI's certificate of incorporation or by-laws or other proposal or transaction involving TNI or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, hinder, delay or nullify the Merger Agreement or the Stockholders' Agreement or the transactions contemplated thereby or change the voting rights of securities of TNI. The TNI Filing Stockholders also appointed each of PSINet Inc., William L. Schrader and Harold S. Wills as proxy and attorney-in-fact to vote their TNI Common Stock in the same manner for the Merger Proposal and against contrary proposals. The TNI Filing Stockholders also agreed not to (a) transfer ownership of their shares of TNI stock, (b) enter into any contract, option or arrangement with respect to the transfer of their shares, or (c) enter into any other voting arrangement with respect to their shares during the term of the Stockholders' Agreement. The Stockholders' Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


                                    Shares Owned Beneficially               Power to Vote          Power to Direct Disposition
Reporting Person               Class         Number     % of Class        Sole       Shared           Sole        Shared
----------------               -----         ------     ----------        ----       ------           ----        ------

PSINet Inc. (1)               Common         2,241,669     16.7           0          2,004,116             0             0
William L. Schrader (1)       Common         2,241,669     16.7           0          2,004,116             0             0
Harold S. Wills (1)           Common         2,241,669     16.7           0          2,004,116             0             0
John J. McDonnell, Jr. (2)    Common           768,869      5.8           0            586,316       377,369       391,500
The John J. McDonnell, Jr.
  and Marian J. McDonnell
  Charitable Foundation       Common            16,500      0.1           0             16,500        16,500             0
McDonnell & Associates
  L.P.                        Common           375,000      2.8           0            375,000       375,000             0


Jurgen Manchot (3)            Common           735,300      5.6           0            707,800       735,300             0
William N. Melton (4)         Common           737,500      5.6           0            710,000       737,500             0

         (1) PSINet Inc., William L. Schrader and Harold S. Wills have each been named as proxy and attorney-in-fact to vote the shares of TNI Common
         Stock held by the TNI Filing Stockholders as described herein.

         (2) 768,869 shares of Common Stock beneficially owned, representing
         5.8% of the Issuer's outstanding Common Stock, which are subject to the Stockholders' Agreement. Includes: (i) 194,816 shares owned directly,
         (ii) the right to acquire 182,553 shares through the exercise of stock options, (iii) 375,000 shares owned by McDonnell & Associates, L.P., and (iv) 16,500 shares owned by The John J. McDonnell, Jr. and Marian
         J. McDonnell Charitable Foundation, described below, as to which Mr.
         McDonnell disclaims beneficial ownership. Mr. McDonnell has shared power to vote the following shares of Common Stock, which are subject to the Stockholders' Agreement: 586,316 shares. Includes: (i) 194,816 shares owned directly by Mr. McDonnell; (ii) 375,000 shares owned by McDonnell & Associates, L.P., the general partner of which is McDonnell
         Holdings, Inc., the executive officers and directors of which are John
         J. McDonnell, Jr. and Marian J. McDonnell; and (iii) 16,500 shares owned by The John J. McDonnell, Jr. and Marian J. McDonnell Charitable
         Foundation, the executive officers and directors of which are John J.
         McDonnell, Jr. and Marian J. McDonnell.

                  John J. McDonnell, Jr. purchased 67,447 shares on August 23,
         1999 directly from the Issuer through the exercise of stock options.
         Marian J. McDonnell as of August 22, 1999 owned directly 26,200 shares.
         On August 23, 1999, in open market sales through a broker, she sold
         13,200 shares at a price of $43.28 per share and on August 24, 1999, in open market sales through a broker, she sold the remaining 13,000 shares at a price of $44.00 per share.

         (3) 735,300 shares of Common Stock beneficially owned, representing
         5.6% of the Issuer's outstanding Common Stock, which are subject to the Stockholders' Agreement. Includes: (i) 707,800 shares owned directly and (ii) the right to acquire 27,500 shares through the exercise of stock options.

                  Mr. Manchot sold a total of 92,200 shares of Common Stock in open market sales through a broker as follows:

                  Date           Number Of Shares          Price Per Share

                  7-26-99                   4,500                $29.04
                  7-27-99                 45,500                 $29.02
                  7-28-99                 34,200                 $29.11
                  8-2-99                    6,900                $29.06
                  8-4-99                    1,100                $29.06

         (4) 737,500 shares, of Common Stock beneficially owned, representing
         5.6% of the Issuer's outstanding Common Stock, which are subject to the Stockholders' Agreement. Includes: (i) 710,000 shares owned directly, and (ii) the right to acquire 27,500 shares through the exercise of stock options.

         The percentages of ownership set forth in this Schedule 13D are based upon 13,162,617 shares of the Issuer's Common Stock outstanding as of August 11, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.
         Each of PSINet Inc., William L. Schrader and Harold S. Wills declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any TNI Common Stock, as to which he or it disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement described in response to Item 4 (which response is incorporated in this Item 6 by reference), and the Stockholders' Agreement described in response to Items 3 and 4 (which responses are incorporated in this Item 6 by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such person and any other person with respect to the shares of TNI Common Stock or, to the best knowledge of PSINet Inc., among any of PSINet Inc.'s executive officers and directors or, to the best knowledge of PSINet Inc., between any of PSINet Inc.'s executive officers and directors and any other person, with respect to the shares of TNI Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement, dated as of September 1, 1999, among the PSINet Proxy Holders and the TNI Filing Stockholders.

         2. Agreement and Plan of Merger dated as of August 22, 1999 among PSINet Inc., PSINet Shelf I Inc. and TNI. Incorporated by reference to Exhibit
2.1 of PSINet Inc.'s Form 8-K filed August 24, 1999.

         3. Stockholder's Voting and Proxy Agreement dated as of August 22, 1999 between PSINet Inc., PSINet Shelf I Inc. and each of the TNI Filing Stockholders.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


                                     /s/ William L. Schrader
Dated:  September 1, 1999            William L. Schrader

                                     /s/ Harold S. Wills
Dated:  September 1, 1999            Harold S. Wills

Dated:  September 1, 1999            PSINet Inc.

                                     By:  /s/ William L. Schrader
                                         William L. Schrader
                                         Chairman and Chief Executive Officer


                                      /s/ Jurgen Manchot
Dated:  September 1, 1999            Jurgen Manchot

                                      /s/ William N. Melton
Dated:  September 1, 1999            William N. Melton

                                      /s/ John J. McDonnell, Jr.
Dated:  September 1, 1999            John J. McDonnell, Jr.

Dated:  September 1, 1999            McDonnell & Associates L.P.
                                     By: McDonnell Holdings, Inc.
                                              Its general partner

                                     By:  /s/ John J. McDonnell, Jr.
                                             John J. McDonnell, Jr., President

Dated:  September 1, 1999                      The John J. McDonnell, Jr. and
                                      Marian J. McDonnell Charitable Foundation

                                     By:  /s/ John J. McDonnell, Jr.
                                            John J. McDonnell, Jr., President

                                   Schedule A




EXECUTIVE OFFICERS OF PSINET INC. (all with business addresses at 510 Huntmar Park Drive, Herndon, VA 20170):



Name                         Citizen                   Title

William L. Schrader          United States             Chairman of the Board of Directors and Chief Executive Officer (Founder)

Harold S. Wills              United States             President, Chief Operating Officer and Director

David N. Kunkel              United States             Executive Vice President, General Counsel and Director

Edward D. Postal             United States             Senior Vice President and Chief Financial Officer

E. A. Davis                  United States             Senior Vice President and President, PSINetworks Company

Harry G. Hobbs               United States             Senior Vice President and President, PSINet Europe

Philippe J. Kuperman         United States             Senior Vice President and President, PSINet Latin America

Chi H. Kwan                  United States             Senior Vice President and President, PSINet Asia/Pacific

Michael J. Malesardi         United States             Vice President and Controller



NON-EXECUTIVE DIRECTORS OF PSINET INC. (all with business addresses at 510 Huntmar Park Drive, Herndon, VA 20170):



William H. Baumer            United States             Director of PSINet Inc., Professor of Philosophy, University at Buffalo

Ian P. Sharp                 Canada                    Director of PSINet Inc., Retired, former President of I.P Sharp Associates

Ralph J. Swett               United States             Director of PSINet Inc., Vice Chairman of IXC Communications Inc.


                                    Exhibit 1

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Schedule 13D, including amendments thereto, with respect to the shares of Common Stock, par value $.01 per share, of Transaction Network Services, Inc. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filings, provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.


         IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement on the dates set forth below.


                                     /s/ William L. Schrader
Dated:  September 1, 1999            William L. Schrader

                                     /s/ Harold S. Wills
Dated:  September 1, 1999            Harold S. Wills

Dated:  September 1, 1999            PSINet Inc.

                                     By: /s/ William L. Schrader
                                         William L. Schrader
                                         Chairman and Chief Executive Officer


                                     /s/ Jurgen Manchot
Dated:  September 1, 1999            Jurgen Manchot

                                     /s/ William N. Melton
Dated:  September 1, 1999            William N. Melton

                                     /s/ John J. McDonnell, Jr.
Dated:  September 1, 1999            John J. McDonnell, Jr.

Dated:  September 1, 1999            McDonnell & Associates L.P.
                                     By: McDonnell Holdings, Inc.
                                              Its general partner

                                     By:  /s/ John J. McDonnell, Jr.
                                             John J. McDonnell, Jr., President

Dated:  September 1, 1999            The John J. McDonnell, Jr. and
                                      Marian J. McDonnell Charitable Foundation

                                     By:  /s/ John J. McDonnell, Jr.
                                            John J. McDonnell, Jr., President

                    STOCKHOLDERS' VOTING AND PROXY AGREEMENT

         STOCKHOLDERS' VOTING AND PROXY AGREEMENT, dated as of August 22, 1999, among PSINET INC. ("Parent"), a New York corporation, PSINET SHELF I INC. ("Merger Subsidiary"), a Delaware corporation and a wholly-owned subsidiary of Parent, and each of the stockholders of TRANSACTION NETWORK SERVICES, INC. (the "Company"), a Delaware corporation, who are listed on and execute the signature pages attached hereto (each, a "Stockholder" and, collectively, the "Stockholders").

         WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of the Company set forth opposite his name on Schedule A attached hereto (such shares, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or similar instruments) being collectively referred to herein as the "Subject Shares" of such Stockholder);

         WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and the Company have approved the merger of the Company with and into Merger Subsidiary (the "Merger") in accordance with the laws of the State of Delaware and the provisions of a certain Agreement and Plan of Merger dated as of August 22, 1999 (as the same may be amended, supplemented or otherwise modified in accordance with its terms, the "Merger Agreement");

         WHEREAS, Section 7.10 of the Merger Agreement requires the Stockholders to execute and deliver this Agreement to Parent and Merger Subsidiary;

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

         1. Representations and Warranties of Each Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to Parent and Merger Subsidiary that, except as disclosed in the Company Disclosure Schedule which was delivered to Parent in connection with the Merger Agreement:

                  (1) Authority Relative to this Agreement. Such Stockholder has the necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by such Stockholder have been duly and validly authorized and approved by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by such Stockholder, and assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes the valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally.

                  (2) No Conflicts. None of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or the compliance by such Stockholder with any of the provisions hereof will result in a violation or breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, charge, security interest, pledge or encumbrance of any kind or nature on the Subject Shares pursuant to any agreement, instrument or indenture to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties (including the Subject Shares) may be bound or affected.

                  (3) Required Filings and Consents. None of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or the compliance by such Stockholder with any of the provisions hereof will require any consent, waiver, license, approval, authorization, order or permit of, or registration or filing with or notification to, any government or subdivision thereof or any administrative, governmental or regulatory authority, agency, commission, court, tribunal or body, except for compliance with (i) any applicable requirements of the Securities Act and the Exchange Act, and (ii) certain state takeover, securities and "blue sky" statutes. If such Stockholder is married and the Subject Shares of such Stockholder constitute community property or otherwise require spousal or other approval to be valid and binding, this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, executed and delivered by such Stockholder's spouse, and assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes the valid and binding obligation of such spouse enforceable against such spouse in accordance with its terms except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally. No trust of which such Stockholder is a trustee requires the consent of any beneficiary for the execution and delivery of this Agreement or for the consummation of the transactions contemplated hereby.

                  (4) The Subject Shares. Such Stockholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and valid title to, the Subject Shares set forth opposite his name on Schedule A attached hereto, free and clear of any and all claims, liens, encumbrances, security interests, options, charges and restrictions of any kind. Such Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite his name on Schedule A attached hereto. Such Stockholder has the sole right to vote such Subject Shares and none of such Subject Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

         2. Covenants of Each Stockholder. Each Stockholder hereby, severally and not jointly, covenants and agrees as follows:

                  (1) At any meeting of stockholders of the Company called to vote upon the Merger and/or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and/or the Merger Agreement is sought, each Stockholder shall cause the Subject Shares to be present at any such meeting for purposes of establishing and maintaining a quorum and shall vote (or cause to be voted) the Subject Shares of such Stockholder, including by executing a written consent solicitation if requested by Parent or Merger Subsidiary, in respect of which such Stockholder then has or exercises voting control, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof, each of the transactions contemplated thereby and such other matters, if any, as may be requested by Parent and/or Merger Subsidiary.

                  (2) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which such Stockholder's votes, consents or other approvals are sought, such Stockholder shall vote (or cause to be voted) the Subject Shares of such Stockholder, including by executing a written consent solicitation if requested by Parent or Merger Subsidiary, in respect of which such Stockholder then has or exercises voting control, against (i) any merger agreement, merger (other than the Merger Agreement and the Merger), consolidation, combination, share exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (collectively, a "Takeover Proposal"), and
(ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, hinder, delay or nullify the Merger Agreement, the Merger, this Agreement or any of the transactions contemplated thereby or hereby or change in any manner the voting rights of any class of common stock or other voting securities of the Company. Such Stockholder further agrees not to commit or agree to take any action or enter into any agreement inconsistent with the foregoing.

                  (3) Such Stockholder hereby consents to and authorizes and approves the actions taken by the Board of Directors of the Company in approving the Merger Agreement, the Merger, this Agreement and the transactions contemplated thereby and hereby. Such Stockholder hereby waives, and agrees not to exercise, any appraisal rights under the Delaware General Corporation Law in connection with the Merger.

         3. Restrictions on Transfer. Each Stockholder, severally and not jointly, covenants and agrees with Parent and Merger Subsidiary that, prior to the Effective Time, neither such Stockholder nor any of his affiliates shall, directly or indirectly, (1) give, offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of the record or beneficial ownership of (any such act, a "Transfer"), or consent to any Transfer of, any or all of the Subject Shares of Stockholder or any interest therein, (2) enter into any contract, option, commitment or other arrangement (including any profit sharing arrangement) with respect to the Transfer of the Subject Shares, or (3) enter into any other voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise with respect to the Subject Shares.

         4. Grant of Irrevocable Proxy; Appointment of Proxy.

                  (1) Each Stockholder hereby irrevocably and severally grants to, and appoints, Parent and William L. Schrader and Harold S. Wills, or any of them, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Subject Shares, or grant a consent or approval in respect of such Subject Shares, in a manner consistent with Section 2(1) and 2(2) hereof.

                  (2) Each Stockholder severally represents that any proxies heretofore given in respect of such Stockholder's Subject Shares are not irrevocable, or if irrevocable that, upon execution and delivery of this Agreement, the valid consent to the revocation of such proxies from the party or parties to whom such proxies were heretofore granted will be obtained and any such proxies are hereby revoked to the extent necessary to effect the transactions contemplated by this Agreement. Each Stockholder understands and acknowledges that Parent and Merger Subsidiary are entering into the Merger Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.

                  (3) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder in accordance with this Agreement. Such Stockholder hereby further affirms that his irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the applicable provisions of the Delaware General Corporation Law. Such irrevocable proxy shall be valid until termination of this Agreement pursuant to Section 5 hereof.

         5. Termination. This Agreement shall terminate immediately upon the termination of the Merger Agreement by Parent, Merger Subsidiary and/or the Company in accordance with the terms of the Merger Agreement; provided, however, that no termination of this Agreement shall relieve any party hereto from liability for breach of this Agreement prior to such termination. Notwithstanding the foregoing, Section 8 hereof shall survive any termination of this Agreement.

         6. Several Obligations. Notwithstanding any other provision hereof, each Stockholder's obligations hereunder are several, and not joint and several. Upon execution hereof by Parent, Merger Subsidiary and any Stockholder, this Agreement shall be binding upon and inure to the benefit of Parent, Merger Subsidiary and each such Stockholder, regardless of the failure of any other party listed on the signature page hereto to execute this Agreement.


         7. General Provisions.

                  (1) Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed to the parties at their respective addresses as set forth in Section 10.2 of the Merger Agreement or on Schedule A attached hereto, as applicable, or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 7(1).

                  (2) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

                  (3) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

                  (4) Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights.

                  (5) Governing Law. This Agreement, except to the extent that provisions of Delaware Law (with respect principally to Sections 2 and 4 hereof) are mandatorily applicable, shall be governed in all respects by the laws of the State of New York (without giving effect to the provisions thereof relating to conflicts of law). The exclusive venue for the adjudication of any dispute or proceeding arising out of this Agreement or the performance hereof shall be the courts located in the County of New York, State of New York and the parties hereto and their affiliates each consents to and hereby submits to the jurisdiction of any court located in the County of New York, State of New York or Federal courts in the Southern District of New York.

                  (6) Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                  (7) Certain Rules of Construction. References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those persons executing such agreements. This Agreement is the joint drafting product of Parent, Merger Subsidiary and each Stockholder and each provision has been subject to negotiation and agreement and shall not be construed for or against any party as drafter thereof. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

                  (8) Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

                  (9) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         8. Confidentiality; Public Announcements. Each Stockholder recognizes that successful consummation of the transactions contemplated by this Agreement (including the Merger) may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof by Parent, Merger Subsidiary and/or the Company pursuant to the terms of the Merger Agreement, each Stockholder hereby agrees not to issue any press release or make any other public statement or disclose or discuss such matters with anyone not a party to this Agreement (other than such Stockholder's counsel and advisors, if any) without the prior written consent of Parent, except as required by law.

         IN WITNESS WHEREOF, Parent, Merger Subsidiary and each Stockholder listed on the attached signature pages have caused this Agreement to be signed as of the date first written above.



                                  PSINET INC.

                                  By:    /s/ William L. Schrader
                                        -------------------------------
                                           William L. Schrader
                                            Chairman and Chief Executive Officer

                                  PSINET SHELF I INC.

                                  By:    /s/ William L. Schrader
                                        -------------------------------
                                           William L. Schrader
                                            Chairman and Chief Executive Officer

           SIGNATURE PAGE TO STOCKHOLDER'S VOTING AND PROXY AGREEMENT


                                      Name of Stockholder: Jurgen Manchot

                                        /s/ Jurgen Manchot
                                      --------------------------
                                             Jurgen Manchot

                                      Number of Subject Shares Owned as of
                                      August 22, 1999

                                      Number of Shares of Common Stock
                                      Beneficially Owned  707,800

                                      Options to Purchase
                                      27,500  shares of TNSI Stock

                                      Notice Address:
                                      Kraumenhausweg 3
                                      D-40822 Mettmann
                                      Germany

           SIGNATURE PAGE TO STOCKHOLDER'S VOTING AND PROXY AGREEMENT



                                      Name of Stockholder:  William N. Melton

                                         /s/ William N. Melton
                                      ---------------------------------
                                              William N. Melton

                                      Number of Subject Shares Owned as of
                                      August 22, 1999


                                      Number of Shares of Common Stock
                                      Beneficially Owned  710,000

                                      Options to Purchase
                                      27,500 shares of Common Stock

                                      Notice Address:
                                      2086 Hunter Crest Way
                                      Vienna, VA 22181

           SIGNATURE PAGE TO STOCKHOLDER'S VOTING AND PROXY AGREEMENT



                                      Name of Stockholder: John J. McDonald, Jr.

                                                  /s/ John J. McDonnell, Jr.
                                             -----------------------------------
                                               John J. McDonald, Jr.

                                      Number of Subject Shares Owned as of
                                      August 22,1999


                                      Number of Shares of Common Stock
                                      Beneficially Owned  194,816

                                      Options to Purchase
                                      182,553 shares of Common Stock

                                      Notice Address:
                                      8401 Brookewood Court
                                      McLean, VA 22102

           SIGNATURE PAGE TO STOCKHOLDER'S VOTING AND PROXY AGREEMENT



                                      Name of Stockholder:
                                      The John J. McDonnell and Marian J.
                                      McDonnell Charitable Foundation

                                      By:  /s/ John J. McDonnell, Jr.
                                            --------------------------------
                                               John J. McDonnell, Jr.
                                               President

                                      Number of Subject Shares Owned as of
                                      August 23, 1999


                                      Number of Shares of Common Stock
                                      Beneficially Owned 16,500

                                      Options to Purchase
                                      0 shares of Common Stock

                                      Notice Address:
                                      8401 Brookewood Court
                                      McLean, Virginia 22101

           SIGNATURE PAGE TO STOCKHOLDER'S VOTING AND PROXY AGREEMENT



                                      Name of Stockholder:
                                      McDonnell & Associates, L.P.

                                      By:      McDonnell Holdings, Inc., its
                                               General Partner

                                      By:      /s/ John J. McDonnell, Jr.
                                               ---------------------------------
                                               John J. McDonnell, Jr.
                                               President

                                      Number of Subject Shares Owned as of
                                      August 23, 1999


                                      Number of Shares of Common Stock
                                      Beneficially Owned 375,000

                                      Options to Purchase
                                      0 shares of Common Stock

                                      Notice Address:
                                      8401 Brookewood Court
                                      McLean, Virginia 22102

                                   SCHEDULE A


NAME AND ADDRESS                                            OWNED SUBJECT SHARES

Jurgen Manchot                                              707,800
   Kraumenshausweg 3
   D-40822 Mettmann
   Germany

William N. Melton                                           710,000
   2086 Hunters Crest Way
   Vienna, Virginia 22182

John H. McDonnell, Jr.                                      194,816
   8401 Brookewood Court
   McLean Virginia

McDonnell & Associates L.P.                                 375,000
   8401 Brookewood Court
   McLean Virginia

The John J. McDonnell, Jr. and Marian J. McDonnell
Charitable Foundation                                        16,500
   8401 Brookewood Court
   McLean Virginia